Exhibit 3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our reports dated March 12, 2012, with respect to the consolidated balance sheets of the Company as at December 31, 2011 and 2010, and the consolidated statements of income (loss), comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting of Magna International Inc. as at December 31, 2011.

We also consent to the incorporation by reference of our reports dated March 12, 2012 in the Registration Statement (Form S-8 No. 333-128257) pertaining to the Magna Group of Companies Retirement Savings Plan.

/s/ “Ernst & Young LLP”
Toronto, Canada	Chartered Accountants Licensed Public Accountants
March 29, 2012